EXHIBIT 99.1

CE FRANKLIN LTD.
FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

CE Franklin Ltd. ("CEF" or the "Company")
1800, 635 - 8th Avenue S.W.
Calgary, Alberta
T2P 3M3

2.	Date of Material Change:

May 30, 2012.

3.	News Release:

A news release disclosing the nature and substance of the material change was issued by the Company on May 30, 2012 through the facilities of CNW Group.

4.	Summary of Material Change:

On May 30, 2012, CEF entered into an arrangement agreement (the "Arrangement Agreement") with NOCL Holding B.V. ("NOCL"), NOV Distribution Services ULC ("NOV"), a wholly-owned subsidiary of NOCL and Dreco Energy Services ULC ("Guarantor") pursuant to which NOV will acquire all of the outstanding common shares ("CEF Shares") of CEF (the "Transaction"). The Arrangement Agreement provides that the Transaction will be structured as a plan of arrangement under the Business Corporations Act (Alberta).  NOV, NOCL and Guarantor are indirect subsidiaries of National Oilwell Varco, Inc. ("National Oilwell").  Guarantor has guaranteed the Transaction in favour of CEF that it will carry out all of the obligations of NOCL and NOV, including payment of the full consideration under the Transaction, in the event that NOCL or NOV fail to fulfill their obligations under the Arrangement Agreement.

The total consideration payable pursuant to the Transaction is approximately $240 million.  The consideration per CEF security is $12.75 in cash.

Completion of the Transaction is subject to a number of conditions including the approval from 66⅔% of the votes cast by person or by proxy at the meeting of the holders of CEF Shares (the "CEF Shareholders").

5.           Full Description of Material Change

On May 30, 2012, CEF entered into an Arrangement Agreement with NOCL, NOV, a wholly-owned subsidiary of NOCL, and Guarantor pursuant to which NOV will acquire all of the outstanding CEF Shares. The Arrangement Agreement provides that the Transaction will be structured as a plan of arrangement under the Business Corporations Act (Alberta).  NOV, NOCL and Guarantor are indirect subsidiaries of National Oilwell.

The total consideration payable pursuant to the Transaction is approximately $240 million.  The consideration per CEF security is $12.75 in cash.

Completion of the Transaction is subject to a number of conditions including the approval from 66⅔% of the votes cast by person or by proxy at the meeting of the CEF Shareholders.

The board of directors of the Company (the "Board") have received the recommendation of the special committee of the Board and has, other than abstaining directors, unanimously approved the Transaction.  CIBC World Markets has provided the Board with its opinion that the Transaction, and the consideration received thereunder, is fair, from a financial point of view, to the CEF Shareholders.  CEF's largest shareholder, Schlumberger Limited, as well as the members of the Board and the executive officers of CEF, who collectively own approximately 57% of the CEF Shares, have entered into support agreements and have agreed to vote their CEF Shares in favour of the Transaction in accordance with the terms of the support agreements.  The support agreements will terminate in the event the Arrangement Agreement is terminated in accordance with its terms.

Details of the Arrangement

The following summarizes the key provisions of the Arrangement Agreement.  Capitalized terms not defined herein shall have the meaning attributed to them in the Arrangement Agreement.  This summary of the Arrangement Agreement is qualified in its entirety by the text of the Arrangement Agreement available on SEDAR at www.sedar.com.

Conditions

Mutual Conditions

The respective obligations of CEF, NOV and NOCL, (collectively the "Parties") to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)
the Interim Order shall have been granted in form and substance satisfactory to each of NOCL and CEF, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to either of NOCL or CEF, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed by the CEF Shareholders in accordance with the Interim Order;

(c)
the Final Order shall have been granted in form and substance satisfactory to NOCL and CEF, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either of NOCL or CEF, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement Agreement shall be in form and substance satisfactory to each of NOCL and CEF, acting reasonably;

(e)	the Parties have received Competition Act Approval; and

(f)
there shall not be pending (or, with respect to any suit, action or proceeding by any Governmental Entity, threatened in writing), any suit, action or proceeding (i) by any Person other than a Governmental Entity which in the judgement of the Parties has a reasonable likelihood of success, or (ii) by any Governmental Entity seeking to prohibit, restrict or materially delay the acquisition by NOCL or NOV of any CEF Shares, seeking to restrain or prohibit the consummation of the Arrangement or seeking to obtain from CEF any material damages directly or indirectly in connection with the Arrangement and no Law shall have been enacted, promulgated or issued which would prohibit or prevent the completion of the Arrangement.

NOCL Conditions

The obligation of NOCL and NOV to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by CEF in the Arrangement Agreement shall be true and correct as of the Effective Date (without giving effect to, applying or taking into consideration any materiality qualification already contained in such representation and warranty) as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of CEF or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and CEF shall have provided to NOCL a certificate of two senior officers of CEF certifying the foregoing on the Effective Date on behalf of CEF and not in their personal capacities;

(b)
all covenants and agreements of CEF under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by CEF in all material respects, and CEF shall have provided to NOCL a certificate of two senior officers of CEF certifying the foregoing on the Effective Date on behalf of CEF and not in their personal capacities;

(c)	no Material Adverse Change in respect of CEF shall have occurred or been disclosed after the date of the Arrangement Agreement;

(d)
the aggregate number of CEF Shares held, directly or indirectly, by those holders of such CEF Shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 10% of the aggregate number of CEF Shares outstanding as of the Effective Time;

(e)
none of the Non-Competition Agreements, which means the non-competition, non-solicitation and confidentiality agreements dated May 30, 2012 between CEF and a number of the executive officers of CEF, shall have been terminated or amended;

(f)
the third party consents listed in the Disclosure Letter shall have been obtained or received on terms that are satisfactory to NOCL, acting reasonably, and reasonable evidence of this shall have been delivered to NOCL; and

(g)
there shall not be pending (or, with respect to any suit, action or proceeding by any Governmental Entity, threatened in writing), any suit, action or proceeding by (i) any Person other than a Governmental Entity which in the judgement of NOCL has a reasonable likelihood of success, or (ii) by any Governmental Entity:

(i)
seeking to prohibit or limit the ownership or operation by CEF, NOCL or NOV or any of their respective affiliates of any material portion of the business or assets of CEF or to compel NOCL or NOV to dispose or divest of or hold separate any material portion of the business or assets of CEF;

(ii)	seeking to impose material limitations on the ability of NOCL or NOV to acquire, hold, or exercise full rights of ownership of the CEF Shares;

(iii)	seeking to prohibit NOCL or NOV from effectively controlling in any material respect the business or operations of CEF; or

(iv)	which, if successful, in the judgement of NOCL is reasonably likely to have a Material Adverse Effect on NOCL, NOV or CEF (after consummation of the Arrangement).

The foregoing conditions are for the exclusive benefit of NOCL and may be asserted by NOCL regardless of the circumstances or may be waived in writing by NOCL in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which NOCL may have.

CEF Conditions

The obligation of CEF to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by the Purchaser Parties in the Arrangement Agreement shall be true and correct as of the Effective Date (without giving effect to, applying or taking into consideration any materiality qualification already contained in such representation and warranty) as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not or would not reasonably be expected to materially impede completion of the Arrangement, and the Purchaser Parties shall have provided to CEF a certificate of two senior officers of the Purchaser Parties certifying the foregoing on the Effective Date on behalf of the Purchaser Parties and not in their personal capacities; and

(b)
all covenants and agreements of the Purchaser Parties under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser Parties, as applicable, in all material respects, and the Purchaser Parties shall have provided to CEF a certificate of two senior officers of the Purchaser Parties certifying the foregoing on the Effective Date on behalf of the Purchaser Parties and not in their personal capacities.

The foregoing conditions are for the exclusive benefit of CEF and may be asserted by CEF regardless of the circumstances or may be waived by CEF in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which CEF may have.

Covenants Regarding Non-Solicitation

CEF has agreed that, except as otherwise expressly provided in Section 7.1 of the Arrangement Agreement, CEF shall not, directly or indirectly, through any of its Representatives:

(a)
solicit, assist, facilitate, knowingly encourage or initiate (in each case including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties or entering into any understanding, arrangement or agreement) any inquiries, requests or proposals or offers regarding an Acquisition Proposal;

(b)
participate in any discussions or negotiations, including by furnishing any information relating to CEF or affording access to the business, properties, assets, books or records of CEF, with any Person (other than NOCL) regarding an Acquisition Proposal;

(c)           make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or

(e)
accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse, recommend or enter into, any agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement).

CEF has also ceased and caused to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted prior to entering into the Arrangement Agreement by CEF or any of its Representatives with respect to any actual or potential Acquisition Proposal, and, in connection therewith, CEF has discontinued access to any virtual or physical data room established by CEF (and shall not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information) and has requested (and exercised all rights it has to require) the return or destruction of all confidential information regarding CEF previously provided to any such Person. CEF has agreed that it shall not terminate, waive, release, amend, modify or otherwise forebear from the enforcement of, and use commercially reasonable efforts to prosecute and enforce, any agreement containing standstill provisions and any provision of any existing confidentiality agreement or any standstill agreement to which it is a party.

Notwithstanding the foregoing and any other provision of the Arrangement Agreement, if at any time following the date of the Arrangement Agreement, CEF receives a written Acquisition Proposal not resulting from a breach of the foregoing non-solicitation covenants in the Arrangement Agreement and the CEF Board determines in good faith, after consultation with its financial advisors and outside legal advisors, (A) that such Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal, and (B) that the failure to take the relevant action would be inconsistent with its fiduciary duties under applicable Law, then CEF may, following compliance with its obligations in the Arrangement Agreement to notify NOCL as described below:

(a)	furnish information with respect to CEF to the Person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal;

provided that CEF shall not, and shall not allow its Representatives to, disclose any non-public information to such Person without having entered into a confidentiality and standstill agreement with such Person that contains provisions that are no less favourable to CEF than those contained in the Confidentiality Agreement (a correct and complete copy of which confidentiality and standstill agreement shall be provided to NOCL before any such non-public information is provided), provided that such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with CEF and may not restrict CEF or its Representatives from complying with the foregoing non-solicitation covenants in the Arrangement Agreement, and shall promptly provide to NOCL any material non-public information concerning CEF provided to such other Person which was not previously provided to NOCL.

CEF shall promptly (and in any event within 24 hours following receipt) notify NOCL (at first orally and thereafter in writing) in the event it receives, an Acquisition Proposal (including any request for non-public information relating to CEF on a consolidated basis or for access to the properties, books or records of CEF, in each case, in connection with an Acquisition Proposal), and shall provide a copy thereof to NOCL together with such details of the proposal, offer, inquiry or request as NOCL may reasonably request (including the identity of the Person making the Acquisition Proposal and the terms and conditions thereof), and shall reasonably inform NOCL in writing as to the status of developments and negotiations with respect to such Acquisition Proposal, including any changes to the material terms or conditions, of such Acquisition Proposal.

Notwithstanding anything in the Arrangement Agreement to the contrary, if at any time following the date of the Arrangement Agreement CEF receives an Acquisition Proposal not resulting from a breach of the foregoing non-solicitation covenants in the Arrangement Agreement that the CEF Board concludes in good faith, after consultation with its financial and outside legal advisors, constitutes a Superior Proposal, the CEF Board may, subject to compliance with the procedures set forth in Section 7.2 of the Arrangement Agreement, authorize CEF to pay the Termination Payment and terminate the Arrangement Agreement and thereafter accept, recommend, approve or enter into such definitive agreement with respect to such Superior Proposal if the CEF Board determines in good faith, after consultation with its outside legal advisors, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, and if and only if:

(a)	CEF has complied fully with all of its obligations under Section 7.1 of the Arrangement Agreement;

(b)
it has provided NOCL with a copy of the Superior Proposal document and all supporting materials, including any financing documents supplied to the CEF Board in connection therewith, and written confirmation from CEF that the CEF Board has determined that the proposal constitutes a Superior Proposal;

(c)	the Matching Period shall have elapsed from the date that is the later of:

(1)
the date NOCL received written notice advising NOCL that the CEF Board has resolved, subject only to compliance with Section 7.1 of the Arrangement Agreement, to terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal; and

(2)	the date the NOCL has received all of the materials set forth in Section 7.1(e)(ii) of the Arrangement Agreement; and

(d)
NOCL has offered to amend the terms of the Arrangement and the Arrangement Agreement during the Matching Period as described below, such Acquisition Proposal continues to be a Superior Proposal compared to the amendment offered by NOCL during the Matching Period.

CEF has agreed that  during the Matching Period, NOCL shall have the right, but not the obligation, to offer to amend the terms of the Arrangement and the Arrangement Agreement. The CEF Board shall review any offer by NOCL to amend the terms of the Arrangement and the Arrangement Agreement in good faith in order to determine, in the exercise of its fiduciary duties and in consultation with its financial and outside legal advisors, whether NOCL's amended offer, upon acceptance by CEF would cause the Superior Proposal giving rise to the Matching Period to cease to be a Superior Proposal.  If the CEF Board so determines, CEF shall enter into an amended agreement with NOCL reflecting NOCL's amended offer. If the CEF Board continues to believe, in good faith, in the exercise of its fiduciary duties and after consultation with its financial and outside legal advisors, that such Superior Proposal remains a Superior Proposal and therefore rejects NOCL's amended offer, if any, during the Matching Period or NOCL fails to enter into an agreement with CEF reflecting such amended offer during the Matching Period, CEF and the CEF Board may, subject to compliance with the other provisions hereof including payment of the Termination Payment, terminate the Arrangement Agreement, in order to accept, recommend, approve or enter into a definitive agreement in respect of the Superior Proposal.

In the event that CEF provides the notice of a Superior Proposal described above on a date which is less than three business days prior to the Meeting, NOCL shall be entitled to require CEF to adjourn or postpone the Meeting to a date that is not more than five business days after the date of such notice.

Nothing contained in the Arrangement Agreement shall prohibit the CEF Board from making a Change in Recommendation in the manner set forth in sections (i) or (ii) of the definition thereof in the Arrangement Agreement prior to the approval of the Arrangement by the CEF Shareholders, if the CEF Board determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside legal counsel), that such Change in Recommendation is necessary for the CEF Board to act in a manner consistent with its fiduciary duties under applicable Laws; provided that (i) not less than three business days before the CEF Board considers any proposal in respect of any such Change in Recommendation, CEF shall give the Purchaser Parties written notice of such proposal and promptly advise the Purchaser Parties of the proposed consideration of such proposal; (ii) the foregoing shall not relieve CEF from its obligation to proceed to call and hold the Meeting and to hold the vote on the Arrangement Resolution as provided in the Arrangement Agreement and in the Interim Order (provided that, except as required under applicable Laws, CEF shall be relieved from its obligations to continue to actively solicit  proxies in favour of the Arrangement in such circumstances), except in circumstances where the Arrangement Agreement is terminated in accordance with its terms; and (iii) for greater certainty, in the event of any such Change in Recommendation, CEF shall pay the Termination Payment as required by the Arrangement Agreement.

Termination Payment

If at any time after the execution of the Arrangement Agreement a Termination Event, as described in the Arrangement Agreement and including, without limitation, where CEF terminates the Arrangement Agreement to enter into a Superior Proposal, occurs, then CEF shall pay in cash to or as directed by NOCL the Termination Payment in the amount of $7.5 million in immediately available funds to an account designated by NOCL, and after such event but prior to payment of such amount, CEF shall be deemed to hold such funds in trust for NOCL.  CEF shall only be obligated to pay one Termination Payment.  Upon receipt of the Termination Payment by NOCL, notwithstanding anything else in the Arrangement Agreement, the Purchaser Parties shall have no further claim or remedy against CEF in respect of any Termination Event.

If CEF fails to pay the Termination Payment when due under the Arrangement Agreement, and, in order to obtain such payment, the NOCL commences a suit that results in a judgement against CEF for such amount, CEF shall pay the costs and expenses (including reasonable fees and expenses of legal counsel) incurred by the NOCL in connection with such suit.

Any Termination Payment payable by CEF shall be without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Law.  If CEF is required by applicable Laws to deduct or withhold any Taxes from any payment of a Termination Payment, (i) CEF shall make such required deductions or withholdings, and (ii) CEF shall remit the full amount deducted or withheld to the appropriate Governmental Entity in accordance with applicable Laws.  To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes of the Arrangement Agreement as having been paid to NOCL.

Guarantees by NOCL and the Guarantor

NOCL has unconditionally and irrevocably guaranteed, in favour of CEF, that it will carry out, or cause to be carried out, all of NOV's obligations under the Arrangement Agreement, including the due and punctual performance by NOV of NOV’s obligation to pay the Arrangement Consideration.

The Guarantor has also unconditionally and irrevocably guaranteed in favour of CEF that it will carry out, or cause to be carried out, all of the obligations of NOCL and NOV hereunder, including the due and punctual payment of the Arrangement Consideration.  For greater certainty, CEF shall not be bound to exhaust its recourse against NOV or NOCL or to pursue any rights or remedies CEF may have against NOV or NOCL before seeking recourse against the Guarantor for any failure of NOCL or NOV to fulfill their obligations under the Arrangement Agreement, including the obligations to fund the Arrangement Consideration at the Effective Time.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)           by mutual written consent of NOCL, NOV and CEF;

(b)
by either NOCL and NOV or CEF if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to so terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(c)
by either NOCL and NOV or CEF if the Arrangement Resolution shall have failed to receive the requisite vote of the CEF Shareholders of record (voting together as a single class) for approval at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(d)
as provided in Section 6.4 of the Arrangement Agreement; provided that the Party seeking termination is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in the Arrangement Agreement not to be satisfied;

(e)	by NOCL upon the occurrence of a Termination Event in respect of CEF; or

(f)
by CEF upon the acceptance, recommendation, approval or entering into by CEF of an agreement to implement a Superior Proposal, provided that CEF (i) has complied with its obligations set forth in Section 7.1 of the Arrangement Agreement and (ii) contemporaneously with the termination of the Arrangement Agreement pays the Termination Payment.

Effect of Termination

In the event of the termination of the Arrangement Agreement in the circumstances set out above, the Arrangement Agreement shall become void and neither Party shall have any liability or further obligation to the other Party thereunder, except with respect to the obligations set forth in Section 8.2, Sections 2.5(e) and (f), Sections 7.2, 7.3 and 7.4 (but only in respect of a Termination Event which has occurred, or in the case of a Termination Event in Section 7.2(b), commenced) and, where applicable, Section 9.8 of the Arrangement Agreement, which shall survive any termination thereof.  Nothing shall relieve any Party from liability for any breach of any provision of the Arrangement Agreement. No termination of the Arrangement Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Derren Newell
Vice President and Chief Financial Officer
(403) 531-5603

9.	Date of Report:

June 8, 2012.